

07024655


Morgan Crucible

14th June 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549



SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Paul Andrew Boulton
Company Secretary

PROCESSED

JUN 2 7 2007

THOMSON
FINANCIAL

Enclosure

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

K:\Stock Exchange Announcements\SEC Filing Letter.doc

Registered in England & Wales at the above address. Company No. 286773

Regulatory Announcement

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:55 15-Jun-07
Number	4957Y

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 15 June 2007 it purchased for cancellation from Citigroup Global Markets Limited 150,000 ordinary shares at an average price of 281.80 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 281,820,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 281,820,142.

The above figure 281,820,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

The Morgan Crucible Company plc   01753 837 000
Paul Boulton

END

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	16:57 14-Jun-07
Number	4021Y

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 14 June 2007 it purchased for cancellation from Citigroup Global Markets Limited 200,000 ordinary shares at an average price of 278.06 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 281,970,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 281,970,142.

The above figure 281,970,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

The Morgan Crucible Company plc   01753 837 000
Paul Boulton

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http://www.londonstockexchange.com/LSECWS/IFSPages/MarketNewsPopup.aspx?i...   15/06/2007

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:18 13-Jun-07
Number	3215Y

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 13 June 2007 it purchased for cancellation from Citigroup Global Markets Limited 200,000 ordinary shares at an average price of 275 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 282,170,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 282,170,142.

The above figure 282,170,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

The Morgan Crucible Company plc   01753 837 000
Paul Boulton

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:28 12-Jun-07
Number	2490Y

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 12 June 2007 it purchased for cancellation from Citigroup Global Markets Limited 500,000 ordinary shares at an average price of 278 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 282,370,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 282,370,142.

The above figure 282,370,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

The Morgan Crucible Company plc   01753 837 000
Paul Boulton

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